09046705

082-03322

July 8, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Sub: Allotment of 250 Shares under Employee Stock Option Scheme, 2006

This is to inform you that the Shareholders Grievance/ Allotment & Transfer Committee of the Board of Directors of the Company has allotted 250 (Two Hundred and Fifty only) Equity Shares on 7th July, 2009 under the Company's Employee Stock Option Scheme, 2006. The said 250 Shares shall rank pari passu with the existing equity shares of the Company in all respect.

SEC Mail Processing Section
JUL 30 2009
Washington, DC
121

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

July 9, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Staple Fibre Plant at Nagda (M.P.)

We refer to our letter dated 27th May, 2009 vide which we had informed you about water shortage at our Staple Fibre Plant at Nagda (M.P.) leading to suspension of production till the onset of monsoon.

We now write to inform you that with the onset of monsoon, the Plant has been restarted from today and the production is expected to be restored fully soon.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

10th July, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Tuesday, the 28th July, 2009 inter alia to consider and approve unaudited financial results (provisional) for the quarter ended 30th June, 2009.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)